As filed with the Securities and Exchange Commission on January 15, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form F-10

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ritchie Bros. Auctioneers Incorporated

(Exact name of registrant as specified in its charter)

Canada	7389	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273-7564
(Address and telephone number of registrant’s principal executive offices)

Robert K. Whitsit

4170 Highway 154
Newnan, GA 30265-1429
(770) 304-3355
(Name, address, including zip code, and telephone number,
including area code, of agent for service in the United States)

Copies of communications to:

Richard Balfour McCarthy Tétrault LLP 777 Dunsmuir Street, Suite 1300 P.O. Box 10424 Vancouver, B.C., Canada V7Y 1K2	Roy Tucker David Matheson Perkins Coie LLP 1120 N.W. Couch Street, 10th Floor Portland, OR 97209-4128	Neil de Gelder Borden Ladner Gervais LLP 1200 Waterford Centre 200 Burrard Street Vancouver, B.C., Canada V7X 1T2	Christopher W. Morgan Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box)

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☑	At some future date (check the appropriate box below)

1. ☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

2. ☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3. ☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☑	After the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price	Registration Fee

Common Shares, no par value per share	2,000,000	$51.05	$102,100,000	$8,259.89

(1)	Includes up to 260,870 Common Shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and the low sales prices on the New York Stock Exchange on January 8, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JANUARY 15, 2004

PROSPECTUS

1,739,130 Shares

Ritchie Bros. Auctioneers Incorporated

Common Shares

     This is an offering of 1,739,130 common shares of Ritchie Bros. Auctioneers Incorporated. All of the offered shares are being sold by Warm Springs Investments Ltd., the selling shareholder, a company controlled by David E. Ritchie, our Chairman and Chief Executive Officer. As of January 15, 2004, Mr. Ritchie beneficially owned or controlled 4,938,223 of our outstanding common shares and, after giving effect to this offering, he would have owned or controlled 3,199,093 common shares, representing 18.8% of our outstanding common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

     Our common shares are listed on the New York Stock Exchange under the symbol “RBA”. On January 14, 2004, the closing price of our common shares on the New York Stock Exchange was US$50.55 per share.

     The Toronto Stock Exchange has conditionally approved the listing of our common shares under the symbol “RBA”. Listing of our common shares is subject to us fulfilling all of the requirements of the Toronto Stock Exchange on or before April 14, 2004.

      Investors should carefully consider the issues described under “Risk Factors” beginning on page 14. The “Risk Factors” section provides a discussion of considerations relevant to an investment in our common shares.

     We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

     Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Income Tax Considerations for U.S. Shareholders.”

     Your ability to enforce civil liabilities under the United States federal securities laws may be adversely affected because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located outside of the United States.

		Underwriting	Net Proceeds to the Selling
	Price to Public	Commission	Shareholder

Per Share	US$	US$	US$
Total	US$	US$	US$

     The underwriters may also purchase up to an additional 260,870 shares from the selling shareholder at the public offering price, less the underwriting commission, within 30 days after the date of the closing of this offering to cover over-allotments, if any.

     None of the Securities and Exchange Commission, any state securities regulator or any securities regulatory authority in Canada has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The common shares will be ready for delivery in New York, New York on or about                     , 2004.

Raymond James

CIBC World Markets

William Blair & Company

Scotia Capital (USA)

The date of this prospectus is                     , 2004.

      When considering an investment in the offered shares, you should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone, including the selling shareholder, to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this prospectus.

      This prospectus contains forward-looking statements that involve risks and uncertainties. See the section entitled “Special Note About Forward-Looking Statements.”

      In this prospectus, “Ritchie Bros.,” the “Company,” “we” or “us” each refers to Ritchie Bros. Auctioneers Incorporated, either alone or together with its subsidiaries, unless the context requires otherwise.

      Certain names in this prospectus are our trademarks.

PROSPECTUS SUMMARY

      This summary primarily highlights selected information contained elsewhere in this prospectus or in the documents incorporated by reference. This summary does not contain all of the information that you should consider before investing in the shares offered by this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk Factors” and the documents and financial statements incorporated by reference in this prospectus, before making an investment decision. We publish our financial statements in United States dollars in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Except as otherwise indicated, all references to dollar amounts in this prospectus refer to United States dollars and all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.

Ritchie Bros. Auctioneers

Overview

      We are the world’s largest auctioneer of industrial equipment. At December 31, 2003, we operated from over 90 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Our customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. Our business is driven by many factors, including fleet upgrades and realignments, financial pressure, mergers and acquisitions, retirements, inventory reductions and the completion of major construction and other projects.

      Our gross auction sales, which represent the total proceeds from all items sold at our auctions, were $1.56 billion for the year ended December 31, 2003, which is 13% higher than 2002. We believe that we sell more used trucks and industrial equipment than any other company in the world, and industry observers estimate that our gross auction sales exceed the combined sales of our 40 largest auction competitors.

      Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

      Our worldwide marketing efforts and reputation for conducting fair auctions enable us to attract a broad international base of customers to our auctions. This provides a global marketplace that can transcend local market conditions. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions provides a compelling value proposition to sellers of used equipment and generates a greater volume of consigned equipment and higher gross auction sales than our competitors.

Industry

      We operate in the auction segment of the global industrial equipment marketplace, selling primarily used trucks and equipment through unreserved public auctions. Industry analysts estimate that there is approximately $1 trillion of used industrial equipment of the type we sell in circulation worldwide, and that around $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. Our core target market includes both mobile and stationary equipment. Examples include crawler tractors, excavators, loader backhoes and trucks and trailers. Much of the equipment can be used in multiple industries and in diverse geographic locations. Although we are the largest participant in this highly fragmented marketplace, our 2003 gross auction sales represented less than 2% of the estimated $100 billion annual market.

      As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:

      Growing Market for Used Industrial Equipment. The international used industrial equipment market continues to expand as a result of the increasing, cumulative supply of used equipment, which is driven by the ongoing production of new equipment by manufacturing companies.

      Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:

•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the Internet;

•	The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.

      Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the industrial equipment market as a whole and the auction segment of that market, we believe that the following are attractive characteristics of the industrial equipment auction business:

•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. As a result, auctioneers can capitalize on economic downturns as well as upturns;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

Competitive Advantages

      Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction sales have grown at a compound annual growth rate of 13.4% over the last 25 years, as illustrated below.

Ritchie Bros. Gross Auction Sales1 ($ millions)

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is a key indicator of our operating performance and we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods.

     Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.

      Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of traditional print media and the Internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the Internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. Buyers from outside the region in which the auction is being held typically account for 50% or more of the gross auction sales at our auctions.

      International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Europe, Australia and the Middle East. In 2003 we held our first ever auctions in Greece and South Africa.

      Extensive Network of Auction Sites. Our international network of 29 auction sites is attractive to consignors of equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with environmentally certified painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers.

      Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases allow us to identify market trends and estimate equipment values.

      We also maintain a proprietary customer information database containing detailed information on more than 400,000 companies and individuals from over 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits and banking information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.

      Internet Services. We believe that our extensive Internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our rbauctionBid-Live online bidding service has had a positive impact on our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched the rbauctionBid-Live service in 2002, and by the end of 2003 we had over 10,000 customers registered to use the service and customers bidding in our live auctions over the Internet were the buyer or runner-up bidder on more than 15% of the available items.

      Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and industrial equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets. Further, our significant infrastructure investments in recent years have helped us to grow our revenues faster than our expenses, leading to improved margins and profitability.

      Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 589 full-time employees at December 31, 2003. All employees participate in performance bonus programs that tie their overall compensation to corporate and personal performance, and none are compensated on a commission basis. Our senior management team has extensive industry experience — the six members of our senior management Executive Committee have a combined 138 years of experience in the equipment auction industry.

      These competitive advantages have enabled us to hold successful auctions and provide a compelling value proposition for buyers and consignors alike, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction sales. The success of one auction helps to attract a greater volume and selection of consigned equipment to the next auction, which attracts more bidders, which attracts more consignments, and so on. We view this as a self-reinforcing process that has been working in our favor for over 40 years. We believe that this momentum, together with our size and reputation, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.

Ritchie Bros. Buyers and Consignors

Growth Strategies

      We intend to take advantage of our momentum and extensive infrastructure to continue to grow our gross auction sales by making further inroads into markets and regions that we have already entered. In addition, we intend to continue to seek opportunities to expand into new market segments and to broaden our geographic reach by entering new countries and regions.

      Because of the large size of our potential market, it is our view that the most important factors influencing our future growth are internal factors, rather than external factors. We believe that our ability to design and implement an appropriate growth strategy is the most important factor influencing our future growth.

      Key elements of our growth strategy are as follows:

•	Increase our customer base and seek to continually improve the service we provide to our existing customers;

•	Expand our geographic reach by developing new customer relationships and holding auctions in new markets;

•	Further expand into related and complementary markets, such as agricultural, transportation and industrial marine segments;

•	Use the Internet and other technologies to enhance our business;

•	Improve sales force productivity by focusing on recruiting and training and by using technology to increase the efficiency and effectiveness of our sales force; and

•	Expand our network of auction sites at an average rate of one to two sites per year.

Operations

      During the year ended December 31, 2003, we conducted 143 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Africa. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2003 attracted over 1,200 bidders and featured approximately 1,100 lots consigned by about 160 consignors. The average gross auction sales at these auctions in 2003 was approximately $11 million. We also held 27 smaller unreserved agricultural auctions in 2003.

      In 2003, approximately 89% of our gross auction sales came from auctions held at our permanent auction sites and regional auction units. Permanent auction sites are located on land that we own. Current permanent auction sites average over 50 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and an environmentally certified refurbishing facility. Regional auction units are auction sites located on leased land that typically have more modest facilities than a permanent auction site. The remaining 11% of our gross auction sales in 2003 came from “off-site” auctions, typically held on rented or consignor-owned land. The decision about whether to hold a particular auction at one of our sites versus an off-site location is driven by the nature, amount and location of the equipment to be sold.

      We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In 2003, approximately 80% of our gross auctions sales were to end-users. Large end-user bidder audiences, including international bidders and Internet bidders, enable us to deliver world market prices. This potential for high proceeds on the sale of equipment is a core part of our value proposition and helps to attract consignments, which further attracts larger bidder audiences in a self-reinforcing process.

      Some of the key elements of our auction process include:

      Attracting Bidders. We believe our proprietary customer database, which contains over 400,000 customer names from more than 200 countries, significantly enhances our ability to market our auctions effectively. We typically send up to 50,000 full-color auction brochures for each auction to strategically selected customers. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about all of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. During 2003, 181,039 bidders registered to bid at our auctions, compared to 156,010 in 2002.

      Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For substantial consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2003 we received 23,480 consignments, typically comprised of multiple lots, compared to 20,919 consignments in 2002.

      Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valued service that we offer to consignors that sets us apart from most of our competitors.

      Attractive Contract Options. We offer consignors several contract options to meet their individual needs. These can include a straight commission contract, where the consignor receives the gross proceeds on the sale minus an agreed upon commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and outright purchase contracts as our underwritten business. Guarantee contracts have generally represented about 20% of our gross auction sales on an annual basis in recent periods, while outright purchases have averaged about 5% of our gross auction sales on an annual basis in recent periods.

      Our commission structure reflects the degree of risk we assume with respect to the equipment being sold. In general, on similar packages of equipment, we charge lower commissions for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving senior levels of management in the decision making process.

      The main components of our auction revenues are the commissions and profit earned on our underwritten business, the commissions earned on straight commission contracts and the fees charged to buyers in certain circumstances. We expect to achieve a sustainable average annual auction revenue rate, which is calculated by dividing auction revenues into gross auction sales, of 9.50%, though the rate fluctuates from period to period depending mainly on the results of our underwritten business.

      Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:

•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold with clear title;

•	making consigned equipment available for inspection by prospective buyers;

•	providing access to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all marketing, as well as collection and disbursement of proceeds.

Marketing and Sales

      At December 31, 2003, we employed 188 sales representatives. These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s region. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All of our employees are compensated primarily by a combination of base salary and performance bonus.

      Sales force productivity is an important measure of our relative operating performance between periods. Productivity is measured as gross auction sales per sales representative. Over the long term, we have experienced average annual gross auction sales of approximately $8 million per sales representative. However, over the last several years our sales force productivity dropped, mainly because we significantly increased the size of our sales force. It generally takes between two and three years for a new sales representative to achieve the level of productivity we expect. As the table below illustrates, our sales force productivity is returning to historic levels as the sales representatives we added over the last five years become fully productive.

	Average Number of	Gross Auction Sales per Sales
Year Ended December 31,	Sales Representatives	Representative ($ millions)

1998	122	$8.92
1999	141	8.30
2000	165	7.47
2001	186	6.94
2002	192	7.17
2003	189	8.25

      To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website has become an increasingly important component of our marketing program, with over 70,000 user sessions per week, with an average length of over 20 minutes per session, during our main auction periods.

      In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.

International Network of Auction Sites

      We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site is currently between $10 million and $12 million, including land, improvements and buildings.

      The following maps show our permanent auction sites and regional auction units as at December 31, 2003:

Canada:
1	Vancouver, British Columbia	16	Kansas City, Missouri(2)
2	Prince George, British Columbia	17	Minneapolis, Minnesota
3	Grande Prairie, Alberta	18	Morris, Illinois
4	Edmonton, Alberta	19	Atlanta, Georgia
5	Toronto, Ontario	20	Statesville, North Carolina
6	Montreal, Quebec	21	Orlando, Florida
7	Halifax, Nova Scotia	22	North East, Maryland
United States:		Other Countries:
8	Olympia, Washington	23	Toluca, Mexico(2)
9	Stockton, California(1)(2)	24	Moerdijk, The Netherlands
10	Perris, California	25	Valencia, Spain(2)
11	Phoenix, Arizona	26	Dubai, United Arab Emirates(2)
12	Albuquerque, New Mexico	27	Singapore(2)
13	Denver, Colorado	28	Brisbane, Australia
14	Fort Worth, Texas	29	Melbourne, Australia(2)
15	Houston, Texas

(1)	The Stockton, California regional auction unit will be replaced by a new permanent auction site in Sacramento, California, which is scheduled to open in 2004.

(2)	Regional auction unit.

     At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed above that may be available for future expansion or sale.

Competition

      Both the international used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.

Corporate Information

      We were amalgamated on December 12, 1997 under, and are governed by, the Canada Business Corporations Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564.

      We conduct business primarily through the following five indirect wholly-owned operating subsidiaries:

•	Ritchie Bros. Auctioneers (Canada) Ltd. — incorporated under the laws of Canada;

•	Ritchie Bros. Properties Ltd. — incorporated under the laws of Canada;

•	Ritchie Bros. Auctioneers (America) Inc. — incorporated under the laws of the State of Washington, USA;

•	Ritchie Bros. Properties Inc. — incorporated under the laws of the State of Washington, USA; and

•	Ritchie Bros. Auctioneers BV — incorporated under the laws of The Netherlands.

Recent Developments

      On January 15, 2004 we announced our intention to effect a two-for-one stock split, subject to the approval of our shareholders at our Annual Meeting of Shareholders, scheduled to be held on April 16, 2004. All share and per share information in this prospectus does not give effect to the proposed stock split.

      On January 14, 2004 we received conditional approval to list our common shares on the Toronto Stock Exchange, or TSX. Listing of our common shares on the TSX is subject to us fulfilling all of the requirements of the TSX on or before April 14, 2004.

The Offering

Offering	1,739,130 common shares offered by the selling shareholder.(1)

Common Shares Outstanding Before and After this Offering	16,983,822(2)

Use of Proceeds	All of the common shares (including the shares subject to the underwriters’ over-allotment option) are being sold by the selling shareholder. We will not receive any of the proceeds from the sale of the common shares by the selling shareholder and will not be responsible for any of the expenses of this offering.

Ownership of Common Shares by the Individual Controlling the Selling Shareholder	The 1,739,130 common shares offered by this prospectus represent approximately 10.2% of our outstanding common shares. Following the closing of this offering, Mr. David E. Ritchie, who controls the selling shareholder, will beneficially own or control common shares representing approximately 18.8% of our outstanding common shares.

If the underwriters’ over-allotment option is exercised in full, a total of 2,000,000 common shares will be offered by this prospectus, representing approximately 11.8% of our outstanding common shares, and Mr. Ritchie will beneficially own or control common shares representing approximately 17.3% of our outstanding common shares.

Risk Factors	Prospective purchasers of our common shares should consider carefully the matters set forth under “Risk Factors” before purchasing any common shares in this offering.

NYSE Symbol	RBA

Proposed TSX Symbol	RBA

(1)	Excludes 260,870 common shares that are subject to the over-allotment option granted by the selling shareholder to the underwriters in connection with this offering.

(2)	The number of common shares outstanding before and after this offering is based on common shares outstanding as of January 15, 2004, and excludes 1,215,417 common shares reserved for future issuance under our stock option plan, of which 407,300 common shares are issuable upon the exercise of stock options outstanding under the plan as of January 15, 2004, at a weighted average exercise price of $26.60 per share.

Summary Consolidated Financial and Other Information

      The following summary historical consolidated financial data as at December 31, 2002, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2002 has been derived from and is qualified by reference to our audited consolidated financial statements. The summary historical consolidated financial data as at September 30, 2003 and 2002 and for each of the nine-month periods ended September 30, 2003 and 2002 has been derived from and is qualified by reference to our unaudited consolidated financial statements, which include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. You should read this data together with those financial statements, and the related management’s discussion and analysis of financial condition and results of operations, all of which, except the consolidated balance sheets as at December 31, 2000 and as at September 30, 2002, are incorporated by reference into this prospectus, and the risk factors described in the section entitled “Risk Factors” beginning on page 14.

      Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with United States generally accepted accounting principles, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2002, which are incorporated by reference into this prospectus. All dollar amounts in the following table and related notes are in thousands of dollars, except per share data.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)	(unaudited)
Statement of Operations Data:
Auction revenues(1)	$113,823	$89,172	$133,552	$116,991	$106,125
Direct expenses	15,200	13,110	19,684	18,861	17,936

	98,623	76,062	113,868	98,130	88,189
Depreciation and amortization(2)	8,586	6,517	9,208	9,076	7,761
General and administrative expense	51,720	46,327	63,786	56,517	52,942

Earnings from operations	38,317	23,218	40,874	32,537	27,486
Interest expense	(3,644)	(2,809)	(4,302)	(4,024)	(3,378)
Other income	863	1,833	2,455	1,409	1,252

Earnings before income taxes	35,536	22,242	39,027	29,922	25,360
Income taxes(3)	10,700	4,993	10,656	9,868	8,155

Net earnings	$24,836	$17,249	$28,371	$20,054	$17,205

Net earnings per share — basic	$1.47	$1.03	$1.69	$1.20	$1.03
Net earnings per share — diluted	1.46	1.02	1.68	1.19	1.02
Weighted average number of shares outstanding
— Basic	16,869,870	16,788,251	16,793,202	16,761,247	16,743,433
— Diluted	17,029,656	16,906,756	16,915,424	16,864,003	16,860,863
Balance Sheet Data (period end):
Working capital (including cash)	$33,693	$16,909	$25,443	$19,279	$26,821
Total assets	473,798	395,251	329,136	275,543	268,353
Long-term debt	35,243	63,159	62,612	61,217	57,821
Total shareholders’ equity	237,479	185,982	199,374	165,933	148,764

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(unaudited)	(unaudited)
Selected Operating Data:
Gross auction sales(4)	$1,082,286	$915,335	$1,376,206	$1,290,897	$1,232,974
Auction revenue rate(5)	10.52%	9.74%	9.70%	9.06%	8.61%
Number of consignors	16,753	14,106	20,919	19,196	18,177
Number of bidders	127,047	103,060	156,010	139,339	122,154
Number of buyers	39,406	33,754	50,126	46,647	41,940
Permanent auction sites (period end)	22	22	22	21	20

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Depreciation and amortization includes goodwill amortization of $1,650 in 2001 and $1,651 in 2000. Goodwill amortization ceased effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States. Excluding goodwill amortization, net earnings for 2001 would have been $21,704 ($1.29 per share basic and diluted) and for 2000 would have been $18,856 ($1.13 per share basic and $1.12 per share diluted).

(3)	Income taxes in 2001 include withholding taxes of $2,000 paid on intercompany dividends.

(4)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is a key indicator of our operating performance and we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods.

(5)	Auction revenue rate is auction revenues as a percentage of gross auction sales.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes and other documents incorporated by reference into this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event, the trading price of our common shares could decline, and you may lose all or part of your investment in our common shares.

Risks Related to Our Business

Our operating results are subject to quarterly variations.

      Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

      Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results. This may cause the market price of our common shares to decline.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

      We generally offer our services to consignors of used equipment on a straight commission basis. In some cases we will, subject to our evaluation of the equipment, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

      If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately one-quarter of our annual gross auction sales.

      Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If we were unable to auction the equipment or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the equipment sold at our auctions.

      We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss, and aggregate losses from these payments could be material.

We may be unable to sustain and manage our growth.

      A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and industrial equipment buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial equipment, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion; and

•	successfully managing expansion and obtaining required financing.

      Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified management and employees, and our existing operating and financial systems and controls may not be adequate to support any growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

      We conduct business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intend to expand our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, equipment values and equipment flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

      Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our markets may lead to reduced revenues and profitability.

      The international used industrial equipment market and the auction segment of that market are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

      Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

Decreases in the supply of, demand for, or market values of industrial equipment, primarily used industrial equipment, would harm our business.

      Significant erosion in the supply of, demand for, or market values of used equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used equipment are beyond our control, and market values for used equipment fluctuate based on circumstances beyond our control. In addition, price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers are offering low or no down payment terms and low or no interest charges to increase sales of new equipment, which also exerts downward pressure on new equipment prices and in turn, impacts the market for used equipment.

We depend on key personnel, the loss of any of which could harm our business.

      Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers. The loss of the services of one or more of these individuals or other senior managers could harm our business. We do not maintain key man insurance on the lives of any of our employees. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

      A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

      The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

      Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

      There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

      International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

      We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our Internet-related initiatives may not improve our results and are subject to technological obsolescence; in addition, we may not be able to compete with our competitors’ technologies.

      We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. In addition, we may not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

      We maintain proprietary databases containing confidential information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. For example, our proprietary customer database includes information relating to customers’ auction attendance, trade association memberships, buying habits and banking information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

      Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

If our Internet and computer systems infrastructure is unable to provide acceptable performance, we could suffer damage to our reputation, which could harm our business and results of operations.

      We launched our rbauctionBid-Live online bidding service in March of 2002. This service has contributed to our reputation as an auction services provider with the ability to transcend local market conditions. The performance of our server and networking hardware and software infrastructure is critical to our ability to provide auction services via the Internet. If our systems do not continue to provide acceptable performance, our reputation may be damaged, and we may lose customers.

Risks Related to this Offering

Concentration of ownership of our common shares and other factors could limit common shareholders’ influence on our business and the price that investors are willing to pay in the future for our common shares.

      Following the consummation of this offering, our directors and executive officers collectively will beneficially own approximately 30.3% (28.8% if the underwriters exercise in full the over-allotment option) of our outstanding common shares. As a result, our directors and executive officers, if they act together, would be able to exercise significant control over our business, policies and affairs. The timing and receipt of any takeover or control premium by our shareholders could depend on our directors’ and executive officers’ determination of when to sell their shares.

      Our Articles of Amalgamation and by-laws allow our Board of Directors to issue, in its sole discretion and without the approval of the holders of our common shares, preferred shares which may have rights and preferences that are superior to those of our common shares. This could delay or prevent a change of control that would be attractive to, and provide liquidity for, common shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

The price of our common shares may fluctuate significantly.

      The market price of our common shares is subject to significant variation due to various factors, both within and outside our control, including:

•	fluctuations in our operating results;

•	changes in, or actual results varying from, earnings or other estimates made by securities analysts;

•	the degree of success we achieve in implementing our growth strategy;

•	changes in business or regulatory conditions affecting us, our customers or our competitors; and

•	the other risk factors included in this prospectus.

      In addition, the stock market may experience volatility in terms of prices and volumes that can affect the share prices of companies in ways unrelated to their operating performance, and this market volatility may cause the market price of our common shares to fluctuate.

We may not continue to pay regular cash dividends.

      We declared and paid quarterly cash dividends of $0.15 per outstanding common share for the second and third fiscal quarters of 2003. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution. We anticipate appropriately reducing the per share amount of any cash dividends we may pay on our common shares following our proposed two-for-one stock split, to give effect to the stock split.

Because we are a Canadian company, it may be difficult for you to enforce liabilities against us based upon United States federal securities laws.

      We are a corporation amalgamated under the laws of Canada and our principal executive office is located in Richmond, British Columbia. The majority of our directors and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and experts, or to enforce judgments of United States courts based upon civil liability under the federal securities laws of the United States against them. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in action for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including of the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions;

•	growth of auction industry markets and segments;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	increased sales force productivity;

•	our gross auction sales, auction revenues and auction revenue rates, including increases in auction revenue rates from fees and other factors and the sustainability of those rates;

•	our direct expense rates, depreciation expenses and potential increases in income taxes;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our future capital expenditures;

•	the relative insulation of the industrial equipment auction business from cyclical economic trends;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

•	financing available to us; and

•	our proposed stock split.

      In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intent,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to this offering and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the offered shares. The estimated net proceeds to the selling shareholder from the sale of the offered shares will be approximately $               after deducting the underwriters’ commission and the estimated expenses of this offering, which will be paid by the selling shareholder.

DIVIDEND POLICY

      We declared and paid quarterly cash dividends of $0.15 per common share for the second and third fiscal quarters of 2003. We currently intend to continue to declare and pay a regular quarterly dividend in this amount on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant.

      Because Ritchie Bros. is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.

      We intend to effect a two-for-one split of our outstanding common shares, subject to shareholder approval at our Annual Meeting of Shareholders scheduled to be held on April 16, 2004. We anticipate appropriately reducing the per share amount of any cash dividends we may pay on our common shares following the proposed stock split, to give effect to the stock split.

DESCRIPTION OF SHARE CAPITAL

      Our authorized share capital consists of an unlimited number of common shares without par value, 16,983,822 shares of which were outstanding as of January 15, 2004, an unlimited number of Senior preferred shares without par value and an unlimited number of Junior preferred shares without par value (together known as the “preferred shares”). Our Board of Directors, without further action by shareholders, is authorized to determine the designations, rights and restrictions to be attached to the preferred shares upon issuance. No preferred shares were outstanding as of January 15, 2004 and we currently have no plans to issue preferred shares.

      Holders of common shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders, including the election of directors. Accordingly, holders of the majority of the common shares entitled to vote in any election of directors may elect all of the directors standing for election. There are no limitations on the rights of non-resident or foreign owners to hold or vote common shares. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive rateably any dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share rateably in all assets remaining after payment of our liabilities and any liquidation preferences of any outstanding preferred shares. Holders of common shares have no pre-emptive rights and no rights to convert their common shares into any other securities and there are no redemption provisions with respect to such shares. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that we may designate and issue in the future.

      The issuance of preferred shares in certain circumstances may have the effect of delaying or preventing a change of control of Ritchie Bros. without further action by the shareholders, may discourage bids for our common shares at a premium over the market price of the common shares and may adversely affect the market price and the voting and other rights of the holders of common shares.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets out information about the beneficial ownership (subject to certain joint ownership and family trust interests) of our common shares as of January 15, 2004 for Mr. David E. Ritchie, who controls Warm Springs Investments Ltd., which is selling common shares in this offering, and for our directors and executive officers as a group. The applicable beneficial ownership percentage is based on 16,983,822 common shares outstanding.

	Before Giving Effect to this				After Giving Effect to this
	Offering				Offering

			% of	No. of		% of
	No. of		Common	Common	No. of	Common
	Common		Shares	Shares	Common	Shares
	Shares		Outstanding	Offered	Shares	Outstanding

David E. Ritchie, Chairman and Chief Executive Officer	4,938,223	(1)(2)	29.1	1,739,130	3,199,093	18.8

Directors and executive officers as a group(3)	6,887,772		40.6	1,739,130	5,148,642	30.3

(1)	Of these common shares, 1,345,375 are registered in the name of D.E.R. Auctions Ltd., 1,592,748 are registered in the name of Davcorp Investments Ltd. and 2,000,000 are registered in the name of Warm Springs Investments Ltd., each of which is controlled by Mr. Ritchie. Mr. Ritchie also holds 100 common shares personally. All of the common shares to be sold in this offering will be sold by Warm Springs Investments Ltd., the selling shareholder.

(2)	Mr. Ritchie (subject to certain joint ownership and family trust interests) has beneficially owned or controlled all but 100 of these common shares since they were initially issued by us in 1997 as part of a corporate reorganization that we carried out prior to our initial public offering.

(3)	Includes Mr. Ritchie.

     If the underwriters exercise the over-allotment option granted to them by the selling shareholder, the number of common shares offered by the selling shareholder will be 2,000,000 and the percentage of outstanding common shares Mr. Ritchie and the directors and executive officers as a group would beneficially own or control after giving effect to this offering would be 17.3% and 28.8%, respectively.

INCOME TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

      The following discussion generally summarizes certain material United States and Canadian federal income tax consequences of the purchase, ownership and disposition of our common shares purchased pursuant to this prospectus by U.S. purchasers. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account U.S. state or local tax laws, Canadian provincial or territorial tax laws, or tax laws of jurisdictions outside of the United States and Canada. The following discussion is based upon the tax laws of the United States and Canada in effect on the date of this prospectus, which are subject to change and possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

United States Federal Income Tax Considerations

      The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (referred to as the Code), Treasury regulations, Internal Revenue Service (or the IRS) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations.

      This discussion is limited to U.S. Holders (as defined below) who hold our common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). The U.S. federal income tax consequences of purchasing, owning or disposing of our common shares could differ from those described in this section of this prospectus. This summary does not describe all U.S. federal income tax consequences that may be relevant to such holders in light of their particular circumstances or to holders subject to special rules under U.S. federal income tax law, such as (1) dealers or traders in securities or currencies, (2) financial institutions, (3) investors in pass-through entities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (4) tax-exempt organizations or qualified retirement plans, (5) insurance companies, (6) persons holding common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (7) U.S. Holders whose “functional currency” is not the U.S. dollar, and (8) certain former citizens or residents of the United States. Furthermore, this summary does not address alternative minimum taxes nor any aspect of foreign, state, local, estate or gift taxation.

      INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON SHARES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. Holders

      As used in this section of this prospectus, the term “U.S. Holder” means a beneficial holder of our common shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty);

•	a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has elected to be treated as a U.S. person.

      The U.S. tax treatment of a holder of common shares that is a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares.

Dividends

      Subject to the discussion of “Special tax provisions” below, a U.S. Holder receiving dividend distributions (including constructive distributions) with respect to our common shares is required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions to the extent of our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for Canadian income tax withheld. Such Canadian taxes withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability, or alternatively may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions, as described below under “Foreign tax credit.” The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any distribution in excess of our current and/or accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis of our common shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in our common shares, the distribution will be taxable as capital gain. Corporate U.S. Holders receiving dividends on our common shares generally will not be eligible for the dividends-received deduction. Dividends will be treated as income from sources outside the United States, but generally will be “passive income” or, in the case of certain types of U.S. Holders, “financial services income” for U.S. foreign tax credit purposes.

      If a dividend distribution is paid in Canadian dollars, the amounts includible in income will be the U.S. dollar value, on the date of distribution, of the Canadian dollar amount distributed. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations generally will be U.S. source ordinary income or loss.

      Under current law, long-term capital gain of non-corporate U.S. Holders (including individuals) generally is eligible for preferential tax rates. For taxable years beginning after December 31, 2002 and before January 1, 2009, subject to certain exceptions, dividends received by non-corporate U.S. Holders (including individuals) from “qualified foreign corporations” (as defined in Section 1(h)(11) of the Code) are taxed at the same preferential rates that apply to long-term capital gain. Provided that we are not a “passive foreign investment company,” as discussed below, we currently meet the definition of “qualified foreign corporation,” as our common shares are readily tradable on the New York Stock Exchange (or NYSE), an established securities market in the United States, and therefore dividends paid to non-corporate U.S. Holders should be taxed at the preferential rates.

Sale, exchange or other disposition of our common shares

      A U.S. Holder will recognize a gain or loss on the sale, exchange or other disposition of our common shares equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Subject to the discussion of “Special tax provisions” below, such gain or loss generally will be U.S. source capital gain or loss, and will be long-term capital gain or loss if the holder has held or is deemed to have held such shares for more than twelve months. Generally, long-term capital gains recognized by non-corporate taxpayers (including individuals) are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to certain limitations.

Foreign tax credit

      Subject to the limitations set forth in the Code, as modified by the United States-Canada income tax treaty, a U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to receive either a deduction or a tax credit for such Canadian tax paid or withheld. Holders and prospective holders of our common shares should be aware that dividends and interest paid by us generally will constitute “passive income” for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to a U.S. Holder. The rules relating to the U.S. foreign tax credit are extremely complex and the availability of the foreign tax credit and the application of the limitations with respect to such credit are fact specific. Holders and prospective holders are urged to consult their own tax advisors concerning the application of the U.S. foreign tax credit rules in light of their particular circumstances.

Special tax provisions

      The U.S. federal income tax treatment of investments by U.S. Holders in non-U.S. corporations is subject to special provisions under the Code that may alter the U.S. federal income tax consequences described above.

      Passive foreign investment company. Special rules apply to U.S. Holders who hold stock or rights to acquire stock in a “passive foreign investment company,” or a PFIC. In general, a non-United States corporation will be a PFIC for any taxable year in which, after applying relevant look-through rules, either (a) 75% or more of its gross income is passive income, or (b) 50% or more of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions.

      We believe that we were not a PFIC in 2003 and believe that we will not be a PFIC in the future. Our status as a PFIC in future years will depend upon our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC. However, there can be no assurance that we will not be considered a PFIC for 2003 or any future taxable year. Furthermore, there can be no assurance that the IRS will not challenge any determination by us concerning our PFIC status, currently or in the future.

      If, contrary to our expectations, we were to be classified as a PFIC, a U.S. Holder may be subject to increased tax liability upon the receipt of certain distributions (including constructive distributions) or upon the sale, exchange or other disposition of our common shares, unless such holder makes one of two elections. First, if, for any taxable year that we are treated as a PFIC, a U.S. Holder of our common shares makes a timely election to treat us as a qualified electing fund, or a QEF, the electing U.S. Holder would be required to include annually in gross income (a) such holder’s pro rata share of our ordinary earnings, and (b) such holder’s pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. If, alternatively, a U.S. Holder makes a “mark-to-market” election, such holder generally will include annually an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in the common shares. In addition, the U.S. Holder generally will be allowed a deduction for the lesser of (1) the excess, if any, of the U.S. Holder’s adjusted tax basis in our common shares over the fair market value of such shares as of the close of the taxable year, or (2) the excess, if any of (A) the mark-to-market gains for our common shares included in gross income by the U.S. Holder for prior taxable years, over (B) the mark-to-market losses for such shares that were allowed as deductions for prior tax years. If, contrary to our expectations, we were to be classified as a PFIC, we do not currently intend to take the actions necessary for a U.S. Holder to make a QEF election.

      Neither we nor any of our advisors has the duty to, or will undertake to, inform U.S. Holders of changes in circumstances that would cause us to become a PFIC. Because of this, and because of the complexity of the PFIC rules, holders and prospective holders are urged to consult with their own tax advisors with respect to the application of the PFIC rules to them.

      Controlled foreign corporation and foreign personal holding company. Special rules apply to certain U.S. Holders who own stock in a non-U.S. corporation that is classified as a “controlled foreign corporation”, or a CFC, or a “foreign personal holding company”, or a FPHC. Based upon the current distribution of our common shares among U.S. Holders and non-US Holders, we do not expect to be classified as a CFC or FPHC. However, future changes of ownership could cause us to become a CFC or FPHC. Holders and prospective holders are urged to consult their tax advisors with respect to how the CFC and FPHC rules could affect their tax situation.

Backup withholding and information reporting

      Payment of dividends with respect to our common shares, to the extent such payments are considered to be made within the United States to a holder, and the proceeds from the sale, exchange or redemption of our common shares, may be subject to U.S. information reporting and also may be subject to U.S. backup withholding tax, unless a holder (a) is an exempt recipient (including a corporation), (b) complies with certain requirements, including applicable certification requirements, or (c) is described in certain other categories of persons. The backup withholding tax rate currently is 28%. Any amounts withheld from a payment to a holder of our common shares under the backup withholding rules may be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

      The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, holders and prospective holders are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares in light of their own particular circumstances, as well as the effect of any state, local, or non-United States laws or any applicable tax treaty.

Canadian Federal Income Tax Considerations

      The following is a general summary of certain Canadian federal income tax consequences of the acquisition, ownership and disposition of common shares generally applicable to holders of our common shares who (i) acquire their common shares pursuant to this prospectus, (ii) are residents of the United States for the purposes of the Canada-United States Income Tax Convention (1980), as amended (or the Convention), (iii) are not resident in Canada for the purposes of the Canadian Tax Act (as defined below), (iv) hold their common shares as capital property, (v) deal at arm’s length with us and (vi) do not use or hold, and are not deemed to use or hold, their common shares in a business carried on in Canada. In this summary, we refer to these holders as U.S. Residents. Whether our common shares constitute capital property to a particular U.S. Resident for Canadian federal income tax purposes will depend on all circumstances relating to the acquisition and holding of those shares. These circumstances include the intention of the holder and the holder’s other activities. Generally, common shares will be considered to be capital property to a U.S. Resident as long as the U.S. Resident acquired the shares as a long-term investment, is not a trader or dealer in securities, did not acquire, hold or dispose of such shares in a transaction considered to be an adventure or concern in the nature of trade (i.e. speculations) and does not hold such shares as inventory in the course of carrying on a business.

      This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations enacted thereunder (collectively referred to as the Canadian Tax Act) and the Convention as in effect on the date hereof as well as counsel’s understanding of the current published administrative and assessing policies of Canada Customs and Revenue Agency (or CCRA). This summary is not exhaustive of all possible Canadian federal income tax consequences and does not take into account provincial, territorial or foreign income tax considerations, nor does it take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action except the specific proposals to amend the Canadian Tax Act (or the Proposed Amendments) publicly announced by or on behalf of the Minister of Finance of Canada before the date of this prospectus. No assurance can be given that the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident, and no representations are made with respect to the

Canadian federal income tax consequences to any particular U.S. Resident. Accordingly, U.S. Residents should consult their own tax advisors for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

      A U.S. Resident will generally not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such U.S. Resident on a disposition or deemed disposition of our common shares unless such common shares are “taxable Canadian property” to the U.S. Resident for purposes of the Canadian Tax Act. Provided that our common shares continue to be listed on the NYSE, the common shares will not generally constitute taxable Canadian property to a U.S. Resident unless at any time during the 60-month period immediately preceding the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of CCRA, taking into account any rights to acquire common shares under an option) of any class or series of our capital stock or capital stock of a predecessor corporation were owned by such U.S. Resident, persons with whom such U.S. Resident did not deal at arm’s length, or such U.S. Resident together with those persons.

      Dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident on the common shares will generally be subject to Canadian withholding tax on the gross amount of such dividends. Currently, under the Convention, the rate of Canadian withholding tax applicable to dividends paid or credited by us to a U.S. Resident is (i) 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company that is a resident of the United States which owns at least 10% of our voting stock, or (ii) 15% of the gross amount of the dividends if the beneficial owner of such dividends is any other resident of the United States.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2004, among us, the selling shareholder, and the underwriters named below, the selling shareholder has agreed to sell to the underwriters named below the following respective numbers of common shares:

Underwriter	Number of Shares

Raymond James Ltd (USA), Inc.
CIBC World Markets Inc.
William Blair & Company, L.L.C.
Scotia Capital (USA), Inc.

Total	1,739,130

      The underwriting agreement provides that the underwriters are severally obligated to purchase all of the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion upon the occurrence of certain stated events.

      This offering is being made concurrently in the United States and in all of the Provinces of Canada pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may also offer the common shares outside of the United States and Canada.

      The selling shareholder has granted to the underwriters an option to purchase on a pro rata basis up to 260,870 additional common shares at the public offering price less the underwriting commissions. The option is exercisable for a period of 30 days after the closing of this offering only to cover any over-allotments of common shares and for market stabilization purposes. This prospectus qualifies the grant of the underwriters’ over-allotment option and the transfer of the common shares transferable upon the exercise of the over-allotment option.

      The offering price of the common shares has been determined by negotiation between the selling shareholder and the underwriters. The public offering price for the common shares offered is payable in U.S. dollars. The underwriters have arranged for the conversion of Canadian dollars into U.S. dollars to enable Canadian purchasers to pay for the common shares in Canadian dollars. Such conversion will be made by the underwriters on such terms and with such conditions, limitations and charges as the underwriters establish in accordance with their foreign exchange practices. The underwriters propose to offer the common shares initially at the offering price on the cover page of this prospectus. The underwriters may offer the shares to dealers at the public offering price less a concession not in excess of $         per share and the underwriters may allow, and the dealers may reallow, a discount not in excess of $               per share to other dealers. After the underwriters have made a reasonable effort to sell all of the common shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time, and the compensation realized by the underwriters will, accordingly, also be reduced.

      We expect this offering to close on or about                , 2004, but in any event, not later than                , 2004, and certificates for the offered shares are expected to be available for delivery at the time of closing.

      In consideration of their services in connection with this offering, the selling shareholder has agreed to pay the underwriters a commission of $               per common share, or an aggregate of    % of the gross proceeds of this offering. The following table summarizes the compensation and estimated expenses the selling shareholder will pay:

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting commissions paid by selling shareholder	$	$	$	$
Expenses payable by selling shareholder	$	$	$	$

      We have agreed, and the selling shareholder has agreed, that we will not, and the selling shareholder will not, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the U.S. Securities Act of 1933 or a prospectus under applicable Canadian securities legislation relating to, any of our common shares or securities convertible into or exchangeable for any of our common shares without the prior written consent of Raymond James Ltd. for a period of 90 days after the date of this prospectus, except grants of employee stock options by us or issuances of our common shares pursuant to the exercise of employee stock options previously granted by us and outstanding on the date hereof.

      Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Raymond James Ltd. for a period of 90 days after the date of this prospectus, except for the sale of shares issued pursuant to the exercise of employee stock options previously granted by us and outstanding on the date hereof.

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the U.S. Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or slowing a decline in the market price of the common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

      In accordance with the applicable policies of several Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with this offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. These transactions, if commenced, may be discontinued at any time.

      We have agreed to indemnify the underwriters and the selling shareholder, and the selling shareholder has agreed to indemnify the underwriters and us against liabilities under the U.S. Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments that the underwriters and the selling shareholder, or the underwriters and us, may be required to make in that respect.

      Our common shares are listed on the NYSE under the symbol “RBA.” The TSX has conditionally approved the listing of our common shares under the symbol “RBA.” Listing on the TSX is subject to us fulfilling all of the requirements of the TSX on or before April 14, 2004.

      Some of the underwriters or their affiliates have engaged in, and may in the future engage in, commercial dealings in the ordinary course of business with us. They have received or will receive customary fees and commissions for these transactions.

LEGAL MATTERS

      Certain matters of Canadian law will be passed upon by McCarthy Tétrault LLP for us and the selling shareholder and by Borden Ladner Gervais LLP for the underwriters. Certain United States legal matters will be passed upon by Perkins Coie LLP for us and the selling shareholder, and by Skadden, Arps, Slate, Meagher & Flom LLP for the underwriters. At the date of this prospectus, the partners and associates of McCarthy Tétrault LLP and Borden Ladner Gervais LLP collectively owned beneficially, directly or indirectly, less than 1% of our outstanding common shares.

EXPERTS

      Our consolidated financial statements as at December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, which are incorporated by reference into this prospectus, have been audited by KPMG LLP, independent accountants, and have been so incorporated in reliance upon the report of said firm, which is also incorporated by reference into this prospectus, and upon their authority as experts in accounting and auditing.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      Our auditors are KPMG LLP, Chartered Accountants, Vancouver, British Columbia.

      The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, and in the United States is Computershare Trust Company of New York at its office in New York, New York.

DOCUMENTS INCORPORATED BY REFERENCE

      Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference into this prospectus the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada where this short form prospectus is being filed:

•	Our Annual Information Form dated March 18, 2003, including management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2002 and 2001;

•	Our audited consolidated financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the notes thereto and the auditors’ report thereon;

•	Our unaudited consolidated financial statements as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002, together with the notes thereto and including management’s discussion and analysis of financial condition and results of operations; and

•	Our Information Circular dated March 18, 2003 relating to our Annual Meeting of Shareholders held on April 14, 2003, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein.

      Any documents of the type referred to above and any material change report, excluding confidential reports, filed by us with a securities commission or similar regulatory authority in Canada after the date of this prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this prospectus.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this prospectus.

      In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus. Further, we are incorporating by reference into this prospectus the following information, which is included in our Form 6-K, dated January 15, 2004, furnished to the SEC:

•	Our Item 18 — Reconciliation with United States Generally Accepted Accounting Principles as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the auditors’ report thereon; and

•	Our unaudited Item 18 — Reconciliation with United States Generally Accepted Accounting Principles as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002.

      The information permitted to be omitted from this prospectus will be contained in a supplemented PREP prospectus. All disclosure contained in a supplemented PREP prospectus that is not contained in this prospectus will be incorporated by reference into this prospectus as of the date of the supplemented PREP prospectus.

      Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from our Corporate Secretary, at 6500 River Road, Richmond, British Columbia, Canada, V6X 4G5, telephone 604-273-7564. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record, a copy of which may also be obtained from the Corporate Secretary at the address and telephone number noted above. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained by accessing the website of the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, which is commonly known by the acronym “SEDAR,” located at www.sedar.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      Under the U.S. Securities Act of 1933 and with respect to the common shares being sold in this offering, we have filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement on Form F-10, which together with all its amendments and supplements, we refer to as the Registration Statement. This prospectus, which forms a part of the Registration Statement, does not contain all the information included in the Registration Statement, some parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about us and this offering, you should review the Registration Statement and its schedules and exhibits. Statements contained in this prospectus about the contents of specified documents are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement for a more complete description of the matter involved. The Registration Statement, including the schedules and exhibits, may be inspected, without charge, at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained from this office after payment at prescribed rates. You may obtain information about the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. You will also be able to obtain a free copy of the Registration Statement, including the schedules and exhibits, from the SEC’s website at www.sec.gov.

      We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, and file periodic reports and other information under the Exchange Act with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which are different from United States requirements. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements under the Exchange Act as frequently or as promptly as U.S. companies. Our Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at its location referred to above or obtained electronically at the SEC’s website.

      We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. You are invited to read and copy any reports, statements or other information we file with Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR (www.sedar.com). Our common shares are listed on the NYSE, and reports and other information concerning us may be inspected at the NYSE offices located at 20 Broad Street, New York, New York. Following the listing of our common shares on the TSX, reports and other information about us should also be available for inspection at any of its offices.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consent of KPMG LLP; powers of attorney from certain of our directors and officers; and the form of the underwriting agreement to be entered between us, David E. Ritchie, the selling shareholder and the underwriters.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

      Section 124 of the Canada Business Corporations Act, as amended, provides as follows:

1. Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

2. Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

3. Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

(a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

4. Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

5. Right to Indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

(a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b) fulfils the conditions set out in subsection (3).

6. Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

(a) in the individual’s capacity as a director or officer of the corporation; or

(b) in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

7. Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

8. Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

9. Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

      Sections 5 and 6 of By-Law No. 1 of the Registrant provide as follows:

5. Indemnification of Directors and Officers. The Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

6. Indemnity of Others. Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 5, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

      The Registrant carries liability insurance which provides for coverage for officers and directors of the Registrant and its subsidiaries, subject to a deductible for executive indemnification.

      In addition, the Registrant has entered into separate Indemnification Agreements with each of its executive officers and directors, which Agreements provide for indemnification of the director or officer against certain expenses, judgments, fines and amounts incurred by each such officer or director in connection with certain threatened, pending or completed actions, suits or proceedings.

      Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

      The following exhibits have been filed as part of this Registration Statement:

Number	Description

*3.1	Form of Underwriting Agreement.
4.1	Annual Information Form of the Registrant dated March 18, 2003, including management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2002 and 2001 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002, filed with the SEC on March 18, 2003).
4.2	Audited consolidated financial statements of the Registrant as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002, filed with the SEC on March 18, 2003).
4.3	Unaudited consolidated financial statements of the Registrant as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002, together with the notes thereto and including management’s discussion and analysis of financial condition and results of operations (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on November 3, 2003).
4.4	Information Circular of the Registrant dated March 18, 2003 relating to the Annual Meeting of Shareholders held on April 14, 2003, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on March 18, 2003).
4.5	Item 18 — Reconciliation with United States Generally Accepted Accounting Principles of the Registrant as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the auditors’ report thereon, and as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002 (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on January 15, 2004).
5.1	Consent of KPMG LLP, independent accountants.
6.1	Powers of Attorney (contained on the signature pages of this Registration Statement).

*	To be filed with subsequent amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

(a)	Concurrently with the filing of this Registration Statement on Form F-10, the Registrant has filed with the SEC a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Country of Canada, on this 15th day of January, 2004.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT S. ARMSTRONG

Robert S. Armstrong
Corporate Secretary

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints David E. Ritchie and Peter J. Blake, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement, including post-effective amendments, and to file the same with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or any substitute or substitutes, lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID E. RITCHIE David E. Ritchie	Chairman and Chief Executive Officer (principal executive officer)	January 15, 2004

/s/ PETER J. BLAKE Peter J. Blake	Director, Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	January 15, 2004

/s/ C. RUSSELL CMOLIK C. Russell Cmolik	Director	January 15, 2004

/s/ CHARLES E. CROFT Charles E. Croft	Director	January 15, 2004

/s/ G. EDWARD MOUL G. Edward Moul	Director	January 15, 2004

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      Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this Registration Statement solely in the capacity of the duly authorized representative of Ritchie Bros. Auctioneers Incorporated in the United States, in the City of Atlanta, State of Georgia, on this 15th day of January, 2004.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ ROBERT K. WHITSIT

Robert K. Whitsit

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EXHIBIT INDEX

Number	Description

*3.1	Form of Underwriting Agreement.
4.1	Annual Information Form of the Registrant dated March 18, 2003, including management’s discussion and analysis of financial condition and results of operations for the years ended December 31, 2002 and 2001 (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002, filed with the SEC on March 18, 2003).
4.2	Audited consolidated financial statements of the Registrant as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the notes thereto and the auditors’ report thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2002, filed with the SEC on March 18, 2003).
4.3	Unaudited consolidated financial statements of the Registrant as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002, together with the notes thereto and including management’s discussion and analysis of financial condition and results of operations (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on November 3, 2003).
4.4	Information Circular of the Registrant dated March 18, 2003 relating to the Annual Meeting of Shareholders held on April 14, 2003, except the information included in that document relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on March 18, 2003).
4.5	Item 18 — Reconciliation with United States Generally Accepted Accounting Principles of the Registrant as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, together with the auditors’ report thereon, and as at September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002 (incorporated by reference to the Registrant’s Report on Form 6-K filed with the SEC on January 15, 2004).
5.1	Consent of KPMG LLP, independent accountants.
6.1	Powers of Attorney (contained on the signature pages of this Registration Statement).

*	To be filed with subsequent amendment.

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